1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 27, 2009	By /s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

REPORT FOR THE FIRST QUARTER OF 2009

IMPORTANT NOTICE

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the

Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal Mining” or the “Company”) confirm that this announcement does not contain any false information, misleading statements or material omissions, and accept joint and several responsibilities for the truthfulness, accuracy and completeness of the contents.

The report of the Company for the first quarter of 2009 (the “Report”) was considered and approved by the 6th meeting of the fourth session of the Board and all of the thirteen directors of the Board attended the meeting.

The financial statements in the Report have not been audited.

The Company’s chairman, Mr. Wang Xin, chief financial officer, Mr. Wu Yuxiang, and the head of the planning and finance department, Mr. Zhao Qingchun, warrant that the financial statements of the Report are true and complete.

Summary of the unaudited results of the Company and its subsidiaries (the “Group”) for the first quarter ended 31st March 2009 is set out as follows:

•	The Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission.

•

All financial information contained in the Report is prepared in accordance with the relevant requirements and interpretations under the Accounting Standards for Business Enterprises (2006) promulgated by the Ministry of Finance of the People’s Republic of China (“PRC”). The Company has also provided information on the average product prices of the Group for the first quarter of 2009 reporting on the same basis as adopted in its previous periodical reports announced overseas. Please refer to the section headed “Analysis of the product prices of the Group during the reporting period”. Shareholders of the Company (the “Shareholders”) and public investors should be aware of the different bases used in reporting the average product prices as adopted in this Report, the interim reports and the annual reports of the Company when trading in the shares of the Company.

•	Unless otherwise specified, the currency used in this Report is Renminbi (“RMB”).

•

For the first quarter of 2009, the operating income of the Group was RMB4,431.609 million, representing a decrease of RMB1,180.765 million or 21% as compared with the corresponding period last year. Net profit attributable to the Shareholders was RMB831.420 million, representing a decrease of RMB782.934 million or 48.5% as compared with the corresponding period of the previous year.

•	The information in the Report is the same as that published on the Shanghai Stock Exchange. The Report is published simultaneously in the PRC and overseas.

1.	General Information of the Company and its Subsidiaries (the “Group”)

1.1 Major accounting data and financial indicators

	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period as compared with the end of last year (%)
Total assets (RMB)	33,013,673,125	33,094,689,555	-0.24
Shareholders’ equity (excluding minority interest) (RMB)	27,070,953,335	26,794,596,591	1.03
Net assets per share attributable to the Shareholders (RMB)	5.50	5.45	1.03

	From the beginning of the year to the end of the reporting period (January-March)		Increase/decrease for the reporting period as compared with the same period last year (%)
Net cash flows from operating activities (RMB)	1,051,620,866		-28.21
Net cash flows per share from operating activities (RMB)	0.21		-28.21

	The Reporting Period (January-March)	From the beginning of the year to the end of the reporting period (January-March)	Increase/decrease for the reporting period as compared with the same period last year (%)
Net profit attributable to the shareholders of the Company (RMB)	831,419,554	831,419,554	-48.50
Basic earnings per share (RMB)	0.17	0.17	-48.50
Basic earnings per share after extraordinary gain and loss (RMB)	0.17	0.17	-48.39
Return on fully diluted net assets (%)	3.07	3.07	decreased by 4.57 percent
Return on fully diluted net assets after extraordinary gain and loss (%)	3.07	3.07	decreased by 4.55 percent

Extraordinary gain and loss	Amount from the beginning of the year to the end of the reporting period (RMB)
The profits and losses on the disposal of non-current assets	1,008,911
Other net non-operating income and expenditure	-137,855
Subtotal	871,056
Less: income tax influence	217,764
Total amount for extraordinary gain and loss	653,292
Including: amount attributable to the shareholders of the Company	453,202

Since 2008, the Group has changed accounting basis for provision of Wei Jian Fei and work safety expenses pursuant to relevant regulations. The Company acquired 74% equity interest in Shandong Hua Ju Energy Co., Ltd. (“Hua Ju Energy”) in the reporting period. As a result, relevant figures in the first quarter of 2009 have been adjusted in accordance with the new regulations.

1.2	Total number of Shareholders at the end of the reporting period and the top 10 shareholders holding tradable shares of the Company which are not subject to trading moratorium

Total number of Shareholders at the end of the reporting period		136,262
Top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Full Name of Shareholders	Number of tradable shares not subject to trading moratorium at the end of the reporting period (shares)	Classes of shares held (A shares, B shares, H shares or others)
HKSCC Nominees Limited	1,955,561,546	H Shares
Zhongyou Core Selected Equity Securities Investment Fund	6,000,000	A Shares
China Pacific Insurance Co., Ltd.	5,080,000	A Shares
Huabao Xingye Industrial Selected Securities Investment Fund	4,636,191	A Shares
Jiashi CSI 300 Index Securities Investment Fund	3,809,975	A Shares
Soochow Value Growth Double Power Stock Fund	3,015,155	A Shares
Fortis Haitong Sytle Rotation Equity Securities Investment Fund	2,999,986	A Shares
Fortis Haitong Equity Securities Investment Fund	2,999,949	A Shares
Everbright Pramerica Bonus Equity Securities Investment Fund	2,500,000	A Shares
China Dragon Industrial Securities Investment Fund	2,000,000	A Shares

2.	Significant Matters

2.1	General operating performance in the first quarter of 2009

1.	Major operating data of the Group

Unit: million tonnes

	First quarter		Increase or decrease (%)
Items	2009	2008
I. Coal Business
Raw coal production	8.15	8.98	-9.24
Salable coal production	8.07	8.87	-9.02
Coal Sales	7.92	8.99	-11.90
Domestic	7.68	8.35	-8.02
Export	0.24	0.64	-62.50
II. Railway Business
Transportation volume of Railway Assets Note	3.98	4.47	-11.0
III. Electrical power business
Power generation (kWh)	349,400,000	259,490,000	34.67
Electricity sold (kWh)	317,410,000	259,450,000	22.34

Note: Railway Assets mean the railway assets specifically used for transportation of coal for the Company.

2.	Major operating performance of the Group

Unit:RMB ’000

	The first quarter		Increase/decrease (%)
Items	2009	2008
1. Operating income	4,431,609	5,612,374	-21.04
2. Operating cost	2,357,158	2,276,195	3.56
3. Operating profit	1,150,207	2,134,393	-46.11
4. Net profit attributed to the Shareholders	831,420	1,614,354	-48.50

Operating income was RMB4,431.609 million during the reporting period, representing a decrease of RMB1,180.765 million or 21% as compared with the corresponding period last year. The decrease was mainly due to: (1) a decrease of coal sales income of RMB491.463 million as a result of the decreased average coal price; and (2) a decrease of coal sales income of RMB627.905 million due to a decrease of coal sales.

Operating costs were RMB2,357.158 million during the reporting period, representing an increase of RMB80.963 million or 3.6% as compared with the corresponding period last year. The increase was mainly due to (1) an increase of costs of coal sales by RMB147.597 million; and (2) a decrease of costs of other business by RMB63.320 million.

Operating profits were RMB1,150.207 million during the reporting period, representing a decrease of RMB984.186 million or 46.1% as compared with the corresponding period last year.

Net profit attributed to the Shareholders was RMB831.420 million during the reporting period, representing a decrease of RMB782.934 million or 48.5% as compared with the corresponding period last year.

3.	Operating Performance of the principal business of the Group-classification by sector

(1)	Business sector-Coal business

(a)	Coal production

In the first quarter of 2009, the raw coal production of the Group was 8.15 million tonnes, representing a decrease of 0.83 million tonnes or 9.2% as compared to the same period last year. The output of salable coal was 8.07 million tonnes, representing a decrease of 0.80 million tonnes, or 9.0%, as compared with that of the corresponding period of 2008. Coal sales volume was 7.92 million tonnes, representing a decrease of 1.07 million tonnes or 11.9% as compared to the corresponding period last year.

The following table sets out the coal production and coal sales of the Group for the first quarter of 2009:

Unit: million tonnes

	The first quarter		Increase or decrease (%)
Items	2009	2008
1. Raw coal production	8.15	8.98	-9.24
1. The Company	7.79	8.13	-4.18
2. Shanxi Neng Hua Note [1]	0.10	0.30	-66.67
3. Yancoal Australia Pty Note [2]	0.26	0.55	-52.73
2. Salable coal production	8.07	8.87	-9.02
1. The Company	7.74	8.07	-4.09
2. Shanxi Neng Hua	0.10	0.30	-66.67
3. Yancoal Australia Pty	0.23	0.50	-54.00
3. Salable coal sales volume	7.92	8.99	-11.90
1. The Company	7.54	7.84	-3.83
2. Shanxi Neng Hua	0.10	0.25	-60.00
3. Yancoal Australia Pty	0.18	0.54	-66.67
4. Externally purchased coal	0.10	0.36	-72.22

Note 1:Shanxi Neng Hua means Yanzhou Coal Shanxi Neng Hua Company Limited

Note 2:Yancoal Australia Pty means Yancoal Australia Pty Limited

(b)	Coal prices

Affected by the global financial crisis and the eased domestic macro-economy, the coal price declined slightly in the first quarter of 2009.

The following table sets out the average product prices of the Group during the reporting period reported on the same basis as adopted in its previous periodical reports announced in the PRC:

Unit: RMB/tonne

Items	The first quarter
				2008
	2009	2008	Increase or decrease (%)
1. the Company	515.85	599.43	-13.94	651.00
Including: Domestic	514.84	600.87	-14.32	650.26
Export	663.00	487.15	36.10	731.10
2. Shanxi Neng Hua	242.37	211.99	14.33	271.77
3. Yancoal Australia Pty	1,050.38	542.62	93.58	1,102.06
4. Externally purchased coal	487.33	630.04	-22.65	741.09
Average product price of the Group	524.25	586.33	-10.59	663.91

The following table sets out the average product prices of the Group during the reporting period reported on the same basis as adopted in its previous periodical reports announced overseas:

Unit: RMB/tonne

Items	The first quarter
	2009	2008	Increase or decrease (%)	2008
1. the Company	492.66	580.25	-15.10	627.67
Including: Domestic	491.58	582.26	-15.57	628.20
Export	650.49	423.11	53.74	569.47
2. Shanxi Neng Hua	238.73	208.09	14.72	267.64
3. Yancoal Australia Pty	996.64	465.01	114.33	1,029.25
4. Externally purchased coal	487.33	630.04	-22.65	733.09
Average product price of the Group	500.89	564.85	-11.32	640.24

Note: The product price represents the invoice price of products less the sales taxes and extra charges, transportation costs of coal sales.

(c)	Coal sales cost

In the first quarter of 2009, the cost of coal sales of the Group was RMB2,107.003 million, representing an increase of RMB147.597 million or 7.5% as compared to the corresponding period last year.

Unit: RMB’000, RMB/tonne

Items		The first quarter		Increase or decrease (%)
		2009	2008
The Company	Total amount of sales costs	1,921,241	1,535,599	25.11
	Unit cost of coal sales	255.00	195.94	30.14
Shanxi Neng Hua	Total amount of sales costs	41,783	35,436	17.91
	Unit cost of coal sales	407.76	139.96	191.34
Yancoal Australia Pty	Total amount of sales costs	102,935	172,506	-40.33
	Unit cost of coal sales	565.87	320.83	76.38
Externally purchased coal	Total amount of sales costs	41,044	215,865	-80.99
Total Sales costs of coal business		2,107,003	1,959,406	7.53

In the first quarter of 2009, the unit cost of coal sales of the Group was RMB255.00, representing an increase of RMB59.06 or 30.1% as compared to the corresponding period last year. The increase was mainly due to (1) an increase of RMB18.35 as a result of the increased employees’ salaries and benefits; and (2) an increase of RMB32.91 due to the increase of provision of subsidence fee standard.

(2)	Business sector-Railway transportation

In the first quarter 2009, the railway transportation volume of the Company was 3.98 million tonnes, representing a decrease of 0.49 million tonnes or 11.0% as compared with that of 2008. Net income (income from transported volume settled on the basis of off-mine price and the transportation fees of designated coalmine railway assets borne by customers) from railway transportation services of the Company was RMB55.629 million, representing a decrease of RMB3.972 million or 6.7% as compared with that of 2008, which was principally due to a decrease of the volume of coal deliveries, of which the transportation expenses were required to be borne by customers.

(3)	Business sector-Coal chemicals and electrical power

(a)	Shanxi Neng Hua

Affected by the global financial crisis, the 0.1 million ton methanol project of Shanxi Tianhao Chemical Co., Ltd, subsidiary of Shanxi Neng Hua (“TianHao Chemical”), suspended production in October 2008 as a result of suspension in the supply of coke oven gas as raw material. By the reporting date, the project has not resumed production. The net profit attributable to the shareholders of the Group of the first quarter of 2009 was RMB831.420 million and the loss of Tianhao Chemical in the first quarter of 2009 was RMB19.693 million, which has no material impact on the operation results of the Group.

The supporting power plant generated electricity of 33,000,000 kWh, all of which were sold. The average price is RMB0.23/kWh while sales cost is RMB0.36/kWh.

(b)	Yulin Neng Hua

In the first quarter of 2009, Yanzhou Coal Yulin Neng Hua Company Limited (“Yulin Neng Hua”) 0.6 million tonnes methanol project was still in trial operation. The supporting power plant generated electricity of 42,900,000 kWh among which 10,910,000 kWh were sold. The average price is RMB0.23/kWh while sales cost is RMB0.37/kWh.

(c)	Hua Ju Energy

In the first quarter of 2009, Hua Ju Energy generated 273,500,000 kWh electricity, all of which were sold. The average price is RMB0.40/kWh while sales cost is RMB0.20/kWh.

2.2	Significant movements in items of the income statement of the Group and the reasons thereof

1.	Significant movements in items of balance sheet and the reasons thereof

Items	As at 31st March 2009 (RMB’000)	As at 1 January 2009 (RMB’000)	Increase/ decrease (%)
Financial assets available-for-sale	193,727	139,447	38.93
Tradable financial liabilities	25,937	29,435	-11.88
Taxes payable	506,649	732,226	-30.81
Interests payable	732	1,313	-44.25

As at 31st March, 2009, financial assets available-for-sale was RMB193.727 million, representing an increase of RMB54.280 million or 38.9% as compared with that of as at 1st January, 2009. Such increase was mainly due to increases in the share prices of shares held by the Company in Shenergy Co., Ltd. and Jiangsu Lianyungang Port Co., Ltd.

As at 31st March, 2009, tradable financial liabilities was RMB25.939 million, representing a decrease of RMB3.498 million or 11.9% as compared with that of as at 1st January, 2009.

As at 31st March, 2009, taxes payables were RMB506.649 million, representing a decrease of RMB225.577 million or 30.8% as compared with that of as at 1st January, 2009, which was mainly due to the payment of partial taxes payables in the reporting period.

As at 31st March, 2009, interest payable was RMB0.732 million, representing a decrease of RMB0.581 million or 44.2% as compared with that of as at 1st January, 2009, which was mainly due to Shanxi Neng Hua paid partial loan interests.

2.	Significant movements in items of statement of income and the reasons thereof

Items	First Quarter of 2009 (RMB’000)	First Quarter of 2008 (RMB’000)	Increase/ decrease (%)
Financial expense	-40,158	58,529	—
Investment income	-220	-18,524	-98.81
Non-operating income	1,195	7,443	-83.94
Non-operating expense	324	1,241	-73.89
Income tax expense	316,614	524,936	-39.69

Financial expense of the first quarter of 2009 was RMB-40.158 million, while it was RMB58.529 million in the first quarter of 2008. The change was mainly due to (1) interest income on bank deposits increased by RMB44.749 million as compared with the corresponding period last year; and (2) foreign exchange loss of Yancoal Australia Pty decreased by RMB47.299 million.

Non-operating income of the first quarter of 2009 was RMB1.195 million, representing a decrease of RMB6.248 million or 83.9% as compared to that of the corresponding period of 2008, which was mainly due to the decrease of net income of disposal of fixed assets.

Income tax expense of the first quarter of 2009 was RMB316.614 million, representing a decrease of RMB208.322 million or 39.7% as compared to that of the corresponding period of 2008, which was mainly due to the decrease of taxable income.

3.	Significant movements in items of cash flow statement and the reasons thereof

Items	First Quarter of 2009 (RMB’000)	First Quarter of 2008 (RMB’000)	Increase/ decrease (%)
Net cash from operating activities	1,051,621	1,464,804	-28.21
Net cash from investing activities	-1,037,373	-404,326	156.57
Net cash from financing activities	-10,891	479,207	-102.27
Net increase in cash and cash equivalents	3,357	1,539,685	-99.78

Net cash from operating activities of the first quarter of 2009 was RMB1,051.621 million, representing a decrease of RMB413.183 million or 28.2% as compared to that of the corresponding period of 2008, which was mainly due to (1) cash received from sales and provision of labor services decreased by RMB361.194 million; (2) cash paid for purchasing goods and labor services decreased by RMB360.233 million; and (3) salaries, wages and cash paid for employees increased by RMB322.936 million.

Net cash outflows from investing activities was RMB1,037.373 million, representing an increase of RMB633.047 million or 156.6% compared to that of the corresponding period of 2008, which was mainly due to the acquisition of 74% equity interest in Hua Ju Energy with a consideration of RMB593.243 million by the Company in the reporting period.

Net cash outflows from financing activities in the first quarter of 2009 was RMB10.891 million, while net cash inflows from financing activities in the same period of 2008 was RMB479.207 million. As Yancoal Australia Pty borrowed a bank loan of RMB481.796 million in the first quarter of 2008. The Group did not borrow any bank loan in the reporting period.

Net increase in cash and cash equivalents was RMB3.357 million, representing a decrease of RMB1,536.328 million or 99.8%, which was mainly due to (1) a decrease of net cash from operating activities as compared to that of the corresponding period of last year; and (2) an increase of net cash outflows from investing activities and financing activities as compared to that of the corresponding period last year.

2.3	Investment in securities

No.	Stock Code	Stock abbreviation	Number of shares held at the end of the reporting period (share)	Investment cost at the beginning (RMB)	Book value at the end of the reporting period (RMB)	Book value at the beginning of the reporting period (RMB)	Accounting items
1	600642	Shenergy	22,323,900	60,420,274	185,958,087	133,720,161	Financial assets available-for-sale
2	601008	Lianyungang	1,380,000	1,760,419	7,769,400	5,727,000	Financial assets available-for-sale
Total			—	62,180,693	193,727,487	139,447,161	—

2.4	Major events and their impacts and analysis on the solutions

1.	Acquisition of 74% equity interest in Hua Ju Energy

As approved at the second extraordinary general meeting of 2008 held on 23rd December, 2008, the Company acquired 74% equity interest in Hua Ju Energy held by Yankuang Group with a consideration of RMB593.2 million. By 18th February 2009, the Company has completed the relevant transfer procedures.

For further details, please refer to the “Announcement on Connected Transaction of Yanzhou Coal Mining Limited Company” dated 27th October, 2008 in the China Securities Journal and the Shanghai Securities News as well as on the Shanghai Stock Exchange website.

Acquisition of 74% equity interest in Hua Ju Energy by the Company belongs to business acquisition under same control. Pursuant to regulations of ASBEs Explanatory Guidance 2008 promulgated by the Ministry of Finance, i.e. “for acquisition under same control, when preparing the consolidated financial statements for the period in which the acquisition occurs, the opening balance of the consolidated balance sheet shall be adjusted, as well as items in comparative statements, as if consolidated reporting entity always existed before the reporting period”, the Group has made corresponding adjustments in comparative financial statements for the first quarter of 2009.

2.	Repurchase of H shares

At the 2007 AGM held on 27th June, 2008 and the class meetings of holders of A shares and H shares held on 23rd January, 2009, the Board was authorized to repurchase H shares not exceeding 10% of total amount of existing issued H shares as at the date of the passing of the relevant resolutions, in accordance with demand and market situation in the relevant period upon approval of the relevant regulatory authorities and fulfillment of the relevant laws, regulations and the Articles of Association of the Company.

As at the disclosing date, no H shares has been repurchased by the Company.

2.5	Undertakings of the Company, the Shareholders and the actual controller of the Company and the performance of the undertakings

Non-tradable Shares Reform Undertakings and Performance

Since 31st March, 2006 the Company has adopted non-tradable shares reform. The special undertakings made by Yankuang Group and the performance of the undertakings are as follows:

Name of Shareholder	Special undertakings	Performance of undertakings
Yankuang Group

(1)     The formerly non-tradable shares of the Company held by Yankuang Group should not be listed for trading purpose within forty-eight months from the date of execution of the relevant share reform plan;

The formerly non-tradable shares in the Company held by Yankuang Group have not been traded.

(2)     In 2006, Yankuang Group would transfer part of its operations and new projects relating to coal and power which are in line with the Company’s development strategies to the Company in accordance with the relevant PRC regulations, with a view to enhancing the operating results of the Company and reducing the connected transactions and competition between Yankuang Group and the Company. Yankuang Group should allow the Company to participate and invest in, for the purpose of co-development of, the coal liquefaction project, which is being developed by Yankuang Group.

In 2006, Yankuang Group completed the transfer of the coal project and new electricity project to the Company, which is in line with the Company’s development strategies.

Yankuang Group is in the process of implementing its other undertakings and there has not been material progress in this respect.

	(3) All the relevant expenses incurred for execution of the share reform plan would be borne by Yankuang Group.	The undertaking had been duly performed.

2.6	Warning and explanation for possible loss in net profit from the beginning of this year to the end of the next reporting period or any material changes as compared with the corresponding period last year.

Affected by the global financial crisis, the overall demand in the international and domestic coal market tends to fall in 2009, which may lead to a decline of average coal price of the Group. It is estimated that the net profit attributable to Shareholders of the first six months of 2009 will decrease by more than 60% as compared with the corresponding period last year. The net profit attributable to Shareholders of the first six months of 2008 of the Company was RMB3,928.7 million (based on retrospective adjustment).

2.7	Execution of dividend payment policy

In order to return to shareholders for their support to the Company in the long run, at the 2008 AGM, the Directors will propose a cash dividend payment for the year 2008 in the amount of RMB1,967.36 million (tax inclusive), that is, RMB0.4 per share (tax inclusive). Subject to approval by the Shareholders at the 2008 AGM, this proposed dividend will be declared and paid to all Shareholders within two months after the 2008 AGM (if so approved).

3.	Directors

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, the PRC

24th April, 2009

APPENDICES:

Consolidated Balance Sheet

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB

ASSETS	AS AT MAR 31, 2009	AS AT JAN 1, 2009
CURRENT ASSET:
Cash at bank and on hand	9,688,500,869	9,695,144,137
Tradable financial assets	—	—
Notes receivable	2,705,868,922	2,772,082,922
Accounts receivable	506,989,879	412,611,060
Prepayments	99,601,005	110,278,731
Interests receivable	988,500	988,500
Dividends receivable	—	—
Other receivables	314,205,926	397,635,013
Inventories	645,030,794	823,210,170
Non-current assets due within one year	—	—
Other current assets	1,151,895,418	1,177,141,324
TOTAL CURRENT ASSETS	15,113,081,313	15,389,091,857
NON CURRENT ASSETS:
Available-for-sale financial assets	193,727,487	139,447,161
Entrusted loan	—	—
Long-term accounts receivable	—	—
Long-term equity investments	860,597,242	860,817,661
Investments in real estate	—	—
Fixed assets	9,771,318,723	10,050,443,228
Construction in progress	5,263,581,299	4,827,326,277
Construction materials	27,913,614	25,997,048
Disposal of fixed assets	—	—
Intangible assets	1,592,788,505	1,606,825,294
Development expenditures	—	—
Goodwill	10,045,361	10,045,361
Long-term deferred expenses	18,485,759	18,730,271
Deferred tax assets	44,207,922	48,039,497
Other non-current assets	117,925,900	117,925,900
TOTAL NON-CURRENT ASSETS	17,900,591,812	17,705,597,698
TOTAL ASSETS	33,013,673,125	33,094,689,555

All the financial statements of the Report were signed by:

Legal Representative of the Company	Chief Financial Officer	Head of Accounting Department
Wang Xin	Wu Yuxiang	Zhao Qingchun

Consolidated Balance Sheet (Continued)

Prepared by: Yanzhou Coal Mining Company Limited

		Unit: RMB
LIABILITIES AND SHAREHOLDERS’ EQUITY	AS AT MAR 31, 2009	AS AT JAN 1, 2009
CURRENT LIABILITIES:
Short-term borrowings	—	—
Tradable financial liabilities	25,938,641	29,434,968
Notes payable	129,692,698	175,662,080
Accounts payable	815,213,482	853,641,767
Unearned receipts	715,499,884	795,653,798
Salaries and wages payable	385,857,159	461,039,193
Taxes payable	506,649,097	732,225,807
Interest payable	732,330	1,312,705
Dividends payable	—	—
Other payables	2,427,467,347	2,198,497,458
Non-current liabilities due within one year	94,648,464	94,648,464
Other current liabilities	450,978,948	570,978,948
TOTAL CURRENT LIABILITIES	5,552,678,050	5,913,095,188
NON-CURRENT LIABILITIES:
Long-term borrowings	176,000,000	176,000,000
Bonds payable	—	—
Long-term payable	11,269,035	11,269,035
Deferred tax liabilities	—	—
Other non-current liabilities	—	—
TOTAL NON CURRENT LIABILITIES	187,269,035	187,269,035
TOTAL LIABILITIES	5,739,947,085	6,100,364,223
SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,603,387,659	5,066,355,339
Surplus reserves	3,987,459,297	4,025,074,396
Undistributed profits	13,679,404,933	12,899,935,455
Foreign currencies translation differences	-117,698,554	-115,168,599
Equity attributable to shareholders of the Company	27,070,953,335	26,794,596,591
Minority interest	202,772,705	199,728,741
TOTAL SHAREHOLDERS’ EQUITY	27,273,726,040	26,994,325,332
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	33,013,673,125	33,094,689,555

Consolidated Income Statement

Prepared by: Yanzhou Coal Mining Company Limited

		Unit: RMB
Items	The 1st Quarter of 2009	The 1st Quarter of 2008
1. TOTAL OPERATING REVENUE	4,431,608,759	5,612,373,825
2. TOTAL OPERATING COST	3,281,181,658	3,459,456,531
Including: Operating cost	2,357,157,760	2,276,194,752
Operating taxes and surcharges	100,084,929	98,216,748
Selling expenses	110,851,687	125,090,140
General and administrative expenses	753,244,851	901,426,072
Finance expenses	-40,157,569	58,528,819
Impairment loss of assets	—	—
Add: Gain on fair value change (The loss is listed beginning with “–”)	—	—
Investment income (The loss is listed beginning with “–”)	-220,419	-18,524,165
Exchange gain (The loss is listed beginning with “–”)	—	—
3. Operating profit (The loss is listed beginning with “–”)	1,150,206,682	2,134,393,129
Add: Non-operating revenue	1,195,425	7,443,499
Less: Non-operating expenditures	324,369	1,241,344
Including: Losses on disposal of non-current assets	—	—
4. Total profit (The total loss is listed beginning with “–”)	1,151,077,738	2,140,595,284
Less: Income tax	316,614,220	524,935,533
5. Net profit (The net loss is listed beginning with “–”)	834,463,518	1,615,659,751
Net profit attributed to shareholders of the Company	831,419,554	1,614,354,115
Minority interest	3,043,964	1,305,636
6. Earnings per share
(1) Earnings per share, basic	0.17	0.33
(2) Earnings per share, diluted	0.17	0.33

Consolidated Cash Flow Statement

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB

Items	The 1st Quarter of 2009	The 1st Quarter of 2008
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services	5,323,234,980	5,684,428,768
Tax rebates	—	21,411,964
Other cash received relating to operating activities	86,086,975	85,109,617
Sub-total of cash inflows from operating activities	5,409,321,955	5,790,950,349
Cash paid for goods and services	1,446,746,123	1,806,978,841
Cash paid to and on behalf of employees	1,057,977,279	735,041,759
Taxes payments	1,372,837,113	1,293,640,274
Other cash paid relating to operating activities	480,140,574	490,485,196
Sub-total of cash outflows from operating activities	4,357,701,089	4,326,146,070
NET CASH FLOW FROM OPERATING ACTIVITIES	1,051,620,866	1,464,804,279
2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	—	—
Cash received from investments income	—	—
Net cash received from disposal(s) of fixed assets, intangible assets and other long-term assets	137,630	2,385,182
Net cash received from disposal(s) of subsidiaries and other business units	—	—
Other cash received relating to investing activities	—	—
Sub-total of cash inflows from investing activities	137,630	2,385,182
Cash paid to acquire fixed assets, intangible assets and other long-term assets	444,267,821	406,711,065
Cash paid for investments	593,243,100	—
Other cash paid relating to investing activities	—	—
Sub-total of cash outflows from investing activities	1,037,510,921	406,711,065
NET CASH FLOW FROM INVESTING ACTIVITIES	-1,037,373,291	-404,325,883

Items	The 1st Quarter of 2009	The 1st Quarter of 2008
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors	—	—
Cash received from borrowings	—	481,796,417
Other cash received related to financing activities	—	—
Sub-total of cash inflows from financing activities	—	481,796,417
Repayments of borrowings and debts
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	10,890,843	2,589,640
Cash paid for other items related to financing activities	—	—
Sub-total of cash outflows from financing activities	10,890,843	2,589,640
NET CASH FLOW FROM FINANCING ACTIVITIES	-10,890,843	479,206,777
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—
5. NET INCREASE IN CASH AND CASH EQUIVALENTS	3,356,732	1,539,685,173
Add: Cash and cash equivalent, opening	9,695,144,137	5,779,552,295
6. Cash and cash equivalents, closing	9,698,500,869	7,319,237,468

Balance Sheet of the Company

Prepared by: Yanzhou Coal Mining Company Limited

		Unit: RMB
ASSETS	AS AT MAR 31, 2009	AS AT JAN 1, 2009
CURRENT ASSETS:
Cash at bank and on hand	9,405,100,501	9,389,869,959
Tradable financial assets	—	—
Notes receivable	2,690,468,922	2,770,232,922
Accounts receivable	416,435,685	396,834,889
Prepayments	85,777,982	101,494,922
Interests receivable	988,500	988,500
Dividends receivable	—	—
Other receivables	495,036,324	533,236,628
Inventories	494,781,335	693,974,320
Non-current assets due within one year	—	—
Other current assets	1,101,077,461	1,101,077,461
TOTAL CURRENT ASSETS	14,689,666,710	14,987,709,601
NON CURRENT ASSETS:
Available-for-sale financial assets	193,727,487	139,447,161
Held-to-maturity investments	—	—
Long-term accounts receivables	—	—
Long-term equity investments	5,006,048,038	4,579,752,209
Investments in real estate	—	—
Fixed assets	7,014,678,826	7,229,148,453
Construction in progress	179,850,043	126,693,270
Construction materials	2,637,870	1,259,016
Disposal of fixed assets	—	—
Entrusted loan	4,236,577,450	3,686,577,450
Intangible assets	622,782,621	627,775,824
Goodwill	—	—
Long-term deferred expenses	—	—
Deferred tax assets	5,638,566	9,470,141
Other non current assets	117,925,900	117,925,900
TOTAL NON CURRENT ASSETS	17,379,866,801	16,518,049,424
TOTAL ASSETS	32,069,533,511	31,505,759,025

Balance Sheet of the Company (Continued)

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB

LIABILITIES AND SHAREHOLDERS’ EQUITY	AS AT MAR 31, 2009	AS AT JAN 1, 2009
CURRENT LIABILITIES:
Short-term borrowings	—	—
Tradable financial liabilities	—	—
Notes payable	129,692,698	175,662,081
Accounts payable	402,226,646	543,112,341
Unearned receipts	677,490,172	758,377,590
Salaries and wages payable	327,040,479	373,024,515
Taxes payable	512,438,014	716,706,008
Interests payable	—	—
Dividends payable	—	—
Other payables	1,658,667,006	1,386,325,563
Non-current liabilities due within one year	12,648,464	12,648,464
Other current liabilities	450,978,948	450,978,948
TOTAL CURRENT LIABILITIES	4,171,182,427	4,416,835,510
NON-CURRENT LIABILITIES:
Long-term borrowings	—	—
Bonds payable	—	—
Long-term payable	12,031,276	12,031,276
Special accounts payable	—	—
Accrued liabilities	—	—
Deferred tax liabilities	—	—
Other non-current liabilities	—	—
TOTAL NON-CURRENT LIABILITIES	12,031,276	12,031,276
TOTAL LIABILITIES	4,183,213,703	4,428,866,786
SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,614,555,871	4,740,572,479
Less: treasury stock	—	—
Surplus reserves	3,987,459,297	3,987,459,297
Undistributed profits	14,365,904,640	13,430,460,463
TOTAL SHAREHOLDERS’ EQUITY	27,886,319,808	27,076,892,239
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	32,069,533,511	31,505,759,025

Income statement of the Company

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB

Items	The 1st Quarter of 2009	The 1st Quarter of 2008
1. TOTAL OPERATING REVENUE	4,170,145,748	5,196,489,828
Less: operating cost	2,194,544,882	2,035,651,350
Operating taxes and surcharges	96,973,640	94,913,046
Selling expenses	92,774,120	71,125,668
General and administrative expenses	658,216,104	831,635,443
Finance expenses	-58,513,309	59,816,936
Impairment loss of assets	—	—
Add: Gain from the fair value changes (The loss is listed beginning with “–”)	—	—
Investment income (The loss is listed beginning with “–”)	61,197,047	20,441,555
Including: Income from investments in associates and jointly controlled entities	—	—
2. Operating profit (The loss is listed beginning with “–”)	1,247,347,358	2,123,788,940
Add: Non-operating income	151,126	5,985,689
Less: Non-operating expenses	166,995	1,134,723
Including: Loss on disposal of non-current assets	—	—
3. Total profit (The total loss is listed beginning with “–”)	1,247,331,489	2,128,639,906
Less: Income tax	311,887,312	514,423,604
4. Net profit (The net loss is listed beginning with “–”)	935,444,177	1,614,216,302
5. Earnings per share
(1) Earnings per share, basic	0.19	0.33
(2) Earnings per share, diluted	0.19	0.33

Cash Flow Statement of the Company

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB

Items	The 1st Quarter of 2009	The 1st Quarter of 2008
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services	4,917,965,025	5,198,114,261
Tax rebates	—	—
Other cash received relating to operating activities	65,853,926	45,685,235
Sub-total of cash inflows from operating activities	4,983,818,951	5,243,799,496
Cash paid for goods and services	1,453,373,996	1,794,324,575
Cash paid to and on behalf of employees	856,263,325	589,432,673
Tax payments	1,310,691,774	1,262,704,647
Other cash paid relating to operating activities	95,060,240	309,390,243
Sub-total of cash outflows from operating activities	3,715,389,335	3,955,852,138
NET CASH FLOW FROM OPERATING ACTIVITIES	1,268,429,616	1,287,947,358
2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	—	372,559,711
Cash received from investments income	62,420,879	70,109,228
Net cash received from disposal(s) of fixed assets, intangible assets and other long-term assets	137,630	2,385,182
Net cash received from disposal(s) of subsidiaries and other business units	—	—
Other cash received relating to investing activities	—	—
Sub-total of cash inflows from investing activities	62,558,509	445,054,121
Cash paid to acquire fixed assets, intangible assets and other long-term assets	172,514,483	45,917,725
Cash paid for investments	593,243,100	220,000,000
Net cash paid by subsidiaries and other business units	—	—
Other cash paid relating to investing activities	550,000,000	—
Sub-total of cash outflows from investment activities	1,315,757,583	265,917,725
NET CASH FLOW FROM INVESTING ACTIVITIES	-1,253,199,074	179,136,396

Items	The 1st Quarter of 2009	The 1st Quarter of 2008
3. CASH FLOW FROM FINANCING
ACTIVITIES:
Cash received from investors	—	—
Cash received from borrowings	—	—
Other cash received relating to financing activities	—	—
Sub-total of cash inflows from financing activities	—	—
Repayments of borrowings	—	—
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	—	—
Cash payment relating to other financial activities	—	—
Sub-total of cash outflows from financing activities	—	—
NET CASH FLOW FROM FINANCING ACTIVITIES	—	—
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	15,230,542	1,467,083,754
Add: Cash and cash equivalent, opening	9,389,869,959	5,635,285,807
6. Cash and cash equivalents, closing	9,405,100,501	7,102,369,561

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310